Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

             On July 23, 2002, Anthem, Inc. and Trigon Healthcare, Inc. issued the following news release.

news release	Anthem, Inc. 120 Monument Circle Indianapolis, IN 46204 Tel 317 488-6000 Fax 317 488-6260

Anthem®

For Immediate Release

Contacts:	Anthem Investor Relations Tami Durle, 317-488-6390 tami.durle@anthem.com Media Lauren Green-Caldwell, 317-488-6321 lauren.green-caldwell@anthem.com	Trigon Investor Relations Chris Drake, 804-354-3463 investors@trigon.com Media Brooke Taylor, 804-354-3605 btaylor@trigon.com

ANTHEM AND TRIGON SHAREHOLDERS APPROVE TRANSACTION

Indianapolis, Ind. and Richmond, Va. – July 23, 2002 – Anthem, Inc. (NYSE: ATH) and Trigon Healthcare, Inc. (NYSE: TGH) announced today that the shareholders of both companies have voted in favor of the merger of the two companies.

Under the merger agreement, Trigon’s shareholders will become entitled to receive $30 in cash and 1.062 shares of Anthem common stock per Trigon share. The value of the transaction is approximately $3.5 billion based on the closing price of Anthem stock on July 22, 2002.

Anthem received more than 65 million votes, with 98.6 percent of shareholders represented at the meeting voting in favor. Trigon received nearly 26.5 million votes, with 98.8 percent of the shares represented at the meeting voting in favor of the merger with Anthem.

“We are pleased that our shareholders recognize the benefits of Trigon becoming a part of Anthem,” said Larry C. Glasscock, president and CEO of Anthem. “Trigon is a focused, well-run company, and we are pleased to have them joining us.”

“I am excited about the opportunity to become a part of the Anthem family,” said Tom Snead , chairman and CEO of Trigon. “Becoming part of a company as strong as Anthem will mean positive things for Trigon customers, associates and shareholders, and I’m pleased that our shareholders recognize this and stand behind the transaction.”

The vote by Anthem and Trigon shareholders is the last in a series of approvals required in the transaction process. On Friday, July 19, the Virginia State Corporation Commission (SCC) gave its approval for the acquisition of Trigon by Anthem. A public hearing before the SCC had been held earlier this month in Richmond, Va.

Anthem and Trigon have already received the required approvals from the Blue Cross and Blue Shield Association and anticipate that the transaction will close at the end of the month.

About Trigon
Trigon is Virginia’s largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.trigon.com.

About Anthem
Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits and services to more than 8 million members. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.anthem.com.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Statement contains certain forward-looking information about Anthem, Inc. (“Anthem”), Trigon Healthcare, Inc. (“Trigon”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s and Trigon’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem’s and Trigon’s Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem’s and Trigon’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This statement may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon’s participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon’s Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem’s and Trigon’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.